Exhibit 99.1

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FOR IMMEDIATE RELEASE
St. John's, NL – June 1, 2017
FORTIS INC. ANNOUNCES COMMENCEMENT OF EXCHANGE OFFER
Fortis Inc. ("Fortis" or the "Corporation") (TSX:FTS) (NYSE:FTS) announced today that it has commenced an offer to exchange (the "Exchange Offer") US$2.0 billion aggregate principal amount of its new senior unsecured notes (the "New Notes") registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its outstanding unregistered senior unsecured notes (the "Old Notes").
The Old Notes include US$500 million principal amount of 2.100% notes due 2021 and US$1.5 billion principal amount of 3.055% notes due 2026 issued by Fortis in October 2016.  The Old Notes were issued only to qualified institutional buyers under Rule 144A of the Securities Act and to non-U.S. persons under Regulation S of the Securities Act and were not offered for sale in Canada.
In connection with the issuance of the Old Notes, Fortis entered into a registration rights agreement with the initial purchasers of the Old Notes in which it undertook to conduct the Exchange Offer. The purpose of the Exchange Offer is to fulfill the Corporation's obligations under the registration rights agreement. Fortis will not receive any proceeds from the Exchange Offer.
The New Notes will have terms substantially identical to the Old Notes, except that the New Notes will be registered under the Securities Act, will not contain restrictions on transfer, additional interest provisions or special mandatory redemption provisions, will bear different CUSIP numbers and will not entitle holders to registration rights.
The Exchange Offer will expire at 5:00 p.m., New York City time on June 28, 2017, unless the Exchange Offer is extended by Fortis.  Closing of the Exchange Offer and delivery of the New Notes is expected to occur on or about June 30, 2017.
The Exchange Offer is being made pursuant to the Corporation's shelf prospectus and registration statement on Form F-10 previously filed with the U.S. Securities and Exchange Commission (the "SEC") under the U.S./Canadian multijurisdictional disclosure system. A prospectus supplement related to the Exchange Offer was filed on SEDAR (www.sedar.com) and with the SEC on EDGAR (www.sec.gov) on May 31, 2017.  The Exchange Offer is not being made to, nor will the Corporation accept surrenders of Old Notes for exchange from, holders in any jurisdiction in which the Exchange Offer or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Copies of the Exchange Offer prospectus and letter of transmittal may be obtained from the exchange agent, The Bank of New York Mellon, at c/o The Bank of New York Mellon Corporation, Corporate Trust Operations – Reorganization Unit, 111 Sanders Creek Parkway, East Syracuse, New York 13057, E-mail: ct_reorg_unit_inquiries@bnymellon.com, Telephone: 315-414-3362, Fax: 732-667-9408.
This press release is neither an offer to buy nor a solicitation of an offer to sell any of the Corporation's securities. The Exchange Offer is being made only pursuant to the Exchange Offer documents, which have been filed with the SEC, and include the Exchange Offer, prospectus and letter of transmittal that are being distributed to holders of the Old Notes.
About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion as of March 31, 2017. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.
Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.
Fortis includes forward-looking statements in this release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this release reflect expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation, the timing of the expiration of the Exchange Offer, the completion of the Exchange Offer and the issuance of the New Notes.
Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors and risk factors relating to the New Notes, reference should be made to the Corporation's prospectus supplement filed on May 31, 2017 together with the short form base shelf prospectus to which it relates dated November 30, 2016 and the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the SEC. Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information please contact:
Investor Enquiries Ms. Janet Craig Vice President, Investor Relations Fortis Inc. 709.737.2900	Media Enquiries Ms. Karen McCarthy Director, Communications & Corporate Affairs Fortis Inc. 709.737.5323